News release
For immediate publication

ART EXPANDS ENGINEERING AND OPERATIONAL STRENGTHS OF EXECUTIVE TEAM BY APPOINTING MARIO KHAYAT AS
VICE PRESIDENT OPTICAL PRODUCTS

Montreal, Canada, September 8, 2005 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce the appointment of Mr. Mario Khayat as Vice President, Optical Products (subject to regulatory approval). In this new capacity, Mr. Khayat will report directly to ART’s President and CEO, Ms. Micheline Bouchard, and have responsibility for all operational matters regarding the SoftScan and eXplore Optix business units. ART’s Chief Operating Officer, Mr. Warren Baker, has been assigned exclusively to lead ART’s strategic growth initiatives which will become a key priority for the Company over the next few months as ART is committed to a long-term growth strategy and is currently assessing a number of strategic initiatives and growth opportunities.

About Mario Khayat

Mr. Khayat joined ART in 2004 as Executive Director, Clinical Systems, with responsibility for the SoftScan development program. He has fifteen years of experience in software and hardware research & development environments in addition to having technical and financial management expertise gained in the telecommunications and medical sectors. Prior to joining ART, Mr. Khayat was Director, Product Management at Evolved Digital Systems (formerly Electromed), a developer and manufacturer of image networking and archiving solutions for the medical sector, from 2003 to 2004, where he helped restructure the product lines and the positioning of the company. He was Manager of the North American network management product line and architecture group at Marconi Optical Networks from 2000 to 2002, where he developed products for the management of hybrid optical networks. From 1996 to 2000, he co-established ACE*COMMs’ Montreal facilities, where he held successively the positions of Program Manager and Director, R&D Programs. Mr. Khayat also has over ten years of experience in biomedical engineering and in heading technical services in the hospital sector in the Montreal metropolitan area. Mr. Khayat began his career at CAE Electronics as an Electronics Engineer in the Electronic Warfare Department. Mr. Khayat holds a Bachelor of Science in Biomedical Engineering from Boston University, a Masters in Electrical Engineering as well as a Masters in Business Administration from McGill University.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel

Jacques Raymond: mailto:jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777

www.art.ca